Advantest Corporation (FY2010 Q1)

FY2010 First Quarter Consolidated Financial Results
(Prepared in accordance with U.S. GAAP)
(Period ended June 30, 2010)
(Unaudited)

July 28, 2010

Company name	:	Advantest Corporation (URL http://www.advantest.co.jp/investors/en-index.shtml)
Stock exchanges on which shares are listed	:	First section of the Tokyo Stock Exchange
Stock code number	:	6857
Company representative	:	Haruo Matsuno, Representative Director, President and CEO
Contact person	:	Hiroshi Nakamura, Managing Executive Officer and Senior Vice President, Corporate Administration Group (03) 3214-7500
Quarterly Report Filing Date (as planned)	:	July 30, 2010
Quarterly Results Supplemental Materials	:	Yes
Quarterly Results Presentation Meeting	:	Yes

(Rounded to the nearest million yen)
1. Consolidated Results of FY2010 Q1 (April 1, 2010 through June 30, 2010)
(1)  Consolidated Financial Results     (Accumulated）
(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income (loss)		Income (loss) before income taxes and equity in earnings (loss) of affiliated company		Net income (loss)

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)
FY2010 Q1	23,535	209.2	1,813	－	1,629	－	788	－
FY2009 Q1	7,613	(71.2)	(4,517)	－	(3,733)	－	(3,787)	－

	Net income (loss) per share - basic		Net income (loss) per share - diluted

		Yen		Yen
FY2010 Q1	4.41		4.41
FY2009 Q1	(21.19)		(21.19)

(2)      Consolidated Financial Position
	Total assets		Net assets		Equity-to-assets ratio		Net assets per share

		Million yen		Million yen		%		Yen
FY2010 Q1	187,329		147,465		78.7		825.11
FY2009	188,663		150,242		79.6		840.65

2. Dividends

	Dividend per share
（Record Date）	First quarter end	Second quarter end	Third quarter end	Year end	Annual total
	yen	yen	yen	yen	yen
FY2009	－	5.00	－	5.00	10.00
FY2010	－	N/A	N/A	N/A	N/A
FY2010 (forecast)	N/A	5.00	－	Undecided	Undecided
(Note) Revision of dividends forecast for this period: Yes
The dividend forecast for the fiscal year ending March 31, 2011 has not been decided. Advantest takes earnings forecast into consideration and intends to promptly disclose the relevant dividend forecast when such forecast becomes available.

Advantest Corporation (FY2010 Q1)

3. Projected Results for FY2010 (April 1, 2010 through March 31, 2011)

(% changes as compared with the corresponding period of the previous fiscal year)
	Net sales		Operating income		Income before income taxes and equity in earnings of affiliated company		Net income		Net income per share

	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)	Million yen	% increase (decrease)		Yen
FY2010 Q2	53,000	182.4	5,000	－	4,900	－	3,100	－	17.35
(cumulative term)
FY2010	－	－	－	－	－	－	－	－	－

(Note) Revision of earnings forecast for this period: Yes
Advantest did not report the earnings forecast for the fiscal year ending March 31, 2011 in late April of this year due to difficulty in forecasting trends in the demand for semiconductors and investment plans for semiconductor related capital expenditures. At this time, we are able to disclose the earnings forecast for the six months ending September 30, 2010, taking into account trends in orders input received and other factors in the first quarter. Such earnings forecast is disclosed above. As to the earnings forecast for the fiscal year ending March 31, 2011, Advantest intends to promptly disclose the relevant earnings forecast when such disclosure becomes possible.

4. Others   (Please see  “Business Results” 2. Others on page 7 for details.)
(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): None

(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements: Yes

(3)	Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements:
1)	Changes based on revisions of accounting standard: None
2)	Changes other than 1) above: None

(4)	Number of issued and outstanding stock (common stock):
1)	Number of issued and outstanding stock at the end of each fiscal period (including treasury stock): FY2010 Q1 199,566,770 shares; FY2009 199,566,770 shares.
2)	Number of treasury stock at the end of each fiscal period: FY2010 Q1 20,845,697 shares; FY2009 20,845,178 shares.
3)	Average number of outstanding stock for each period (cumulative term): FY2010 Q1 178,721,418 shares; FY2009 Q1 178,723,064 shares.

Advantest Corporation (FY2010 Q1)

Implementation status of quarterly review procedures
This quarterly financial results report is not subject to quarterly review procedures by independent auditors under Japan’s Financial Instruments and Exchange Law. At the time of release of this report, such quarterly review procedures under the Financial Instruments and Exchange Law have not been completed.

Explanation on the Appropriate Use of Future Earnings Projections and Other Special Instructions
This document contains “forward-looking statements” that are based on Advantest’s current expectations, estimates and projections.  These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest’s actual results, levels of activities, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  These factors include: (i) changes in demand for the products and services produced and offered by Advantest’s customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest’s investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers, communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold.  A discussion of these and other factors which may affect Advantest’s actual results, levels of activities, performance or achievements is contained in the “Operating and Financial Review and Prospects”, “Key Information - Risk Factors” and “Information on the Company” sections and elsewhere in Advantest’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Contents
1.	Business Results		P. 4
	(1)	Analysis of Business Results	P. 4
	(2)	Analysis of Financial Condition	P. 6
	(3)	Prospects for the Upcoming Fiscal Year	P. 7
2.	Others		P. 7
	(1)	Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries)	P. 7
	(2)	Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements	P. 7
	(3)	Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements	P. 7
3.	Consolidated Financial Statements and Other Information		P. 8
	(1)	Consolidated Balance Sheets (Unaudited)	P. 8
	(2)	Consolidated Statements of Operations (Unaudited)	P.10
	(3)	Consolidated Statements of Cash Flows (Unaudited)	P.11
	(4)	Notes on Preconditions to Going Concerns	P.12
	(5)	Segment Information	P.12
	(6)	Notes on Significant Changes to Stockholders’ Equity	P.12

Advantest Corporation (FY2010 Q1)

1.  Business Results

(1) Analysis of Business Results
Consolidated Financial Results of FY2010 Q1 (April 1, 2010 through June 30, 2010)
			(in billion yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	11.6	30.8	164.9%
Net sales	7.6	23.5	209.2%
Operating income (loss)	(4.5)	1.8	－
Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(3.7)	1.6	－
Net income (loss)	(3.8)	0.8	－

In the first quarter of FY2010, despite the European financial crisis and other factors that threatened to hamper global economic growth, the overall recovery trend steadily strengthened, primarily led by expansion in China and the other emerging countries economies.
Supported by increasing demand for consumer electronics, principally flat-screen televisions, PCs and smartphones, the semiconductor market demand continued its recovery, which encouraged manufacturers to increase their capital investment activities.
Amid these positive shifts in the business environment, Advantest increased earnings by expanding sales of key product lines, gaining new customers, and shipping products to meet customers’ tight delivery schedules.
As a result of the above, net sales were (Y) 23.5 billion (a 209.2% increase in comparison to the corresponding period of the previous fiscal year), orders input received was (Y) 30.8 billion (a 164.9% increase in comparison to the corresponding period of the previous fiscal year), operating income was (Y) 1.8 billion ((Y) 6.3 billion improvement in comparison to the corresponding period of the previous fiscal year), income before income taxes and equity in loss of affiliated company was (Y) 1.6 billion ((Y) 5.4 billion improvement in comparison to the corresponding period of the previous fiscal year), net income was (Y) 0.8 billion ((Y) 4.6 billion improvement in comparison to the corresponding period of the previous fiscal year). The percentage of net sales to overseas customers was 78.7%, compared to 74.0% in the corresponding period of the previous fiscal year.

Advantest Corporation (FY2010 Q1)

Conditions of business by segment are described below.

<Semiconductor and Component Test System Segment>
			(in billion yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	7.4	21.6	190.7%
Net sales	4.1	15.8	289.3%
Operating income (loss)	(2.8)	2.1	－

In the Semiconductor and Component Test System Segment, revenues grew dramatically as a result of increased capital expenditures by semiconductor manufacturers, reflecting the recovery of the semiconductor market.
In the memory semiconductor test system, Advantest saw stronger demand for its products, principally in test systems for high-performance DDR3-DRAM, driven by active capital investment from manufacturers of DRAM devices for the PC and cellular phone markets.
In the non-memory semiconductor test system, test systems for the microprocessors used in PCs and portable and wireless devices saw strong demand, as did test systems for consumer ICs and LCD driver ICs, used in flat-screen televisions and other display applications.
As a result of the above, orders input received was (Y) 21.6 billion (a 190.7% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 15.8 billion (a 289.3% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 2.1 billion ((Y) 4.9 billion improvement in comparison to the corresponding period of the previous fiscal year).

<Mechatronics System Segment>
			(in billion yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	1.7	5.8	235.6%
Net sales	1.4	4.0	197.1%
Operating income (loss)	(1.0)	(0.0)	－

Demand also improved in the Mechatronics System Segment, primarily led by test handlers and the device interface products used together with test systems, chiefly supported by DRAM makers’ increased appetite for capital investment.
As a result of the above, orders input received was (Y) 5.8 billion (a 235.6% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 4.0 billion (a 197.1% increase in comparison to the corresponding period of the previous fiscal year) and operating loss was (Y) 18 million ((Y) 0.9 billion improvement in comparison to the corresponding period of the previous fiscal year).

Advantest Corporation (FY2010 Q1)

<Services, Support and Others Segment>
			(in billion yen)
	Three months ended June 30, 2009	Three months ended June 30, 2010	As compared to the corresponding period of the previous fiscal year Increase (decrease)
Orders input received	2.5	3.7	50.0%
Net sales	2.2	3.9	74.9%
Operating income	0.3	0.7	152.1%

The Services, Support and Others Segment recorded robust customer demand for maintenance services.
As a result of the above, orders input received was (Y) 3.7 billion (a 50.0% increase in comparison to the corresponding period of the previous fiscal year), net sales were (Y) 3.9 billion (a 74.9% increase in comparison to the corresponding period of the previous fiscal year) and operating income was (Y) 0.7 billion (a 152.1% increase in comparison to the corresponding period of the previous fiscal year).

(2) Analysis of Financial Condition
Total assets at June 30, 2010 amounted to (Y) 187.3 billion, a decrease of (Y) 1.3 billion compared to March 31, 2010, primarily due to decrease of (Y) 11.6 billion in cash and cash equivalents, increase of (Y) 5.3 billion and (Y) 3.8 billion in short-term investments and trade receivables, respectively. The amount of total liabilities was (Y) 39.9 billion, an increase of (Y) 1.4 billion compared to March 31, 2010, primarily due to increase in trade accounts payable. Stockholders’ equity was (Y) 147.5 billion. Equity to assets ratio was 78.7%, a decrease of 0.9 percentage point from March 31, 2010.

(Cash Flow Condition)
Cash and cash equivalents held at June 30, 2010 were (Y) 84.9 billion, a decrease of (Y) 11.6 billion from March 31, 2010. Significant cash flows during the first quarter of this fiscal year and their causes are described below.
Net cash used in operating activities was (Y) 2.9 billion (Net cash outflow (Y) 11.2 billion in the corresponding period of the previous fiscal year) mainly due to the combination of net income of (Y) 0.8 billion, increase in trade receivables in the amount of (Y) 4.5 billion, inventories in the amount of (Y) 3.1 billion and trade accounts payable in the amount of (Y) 3.2 billion.
Net cash used in investing activities was (Y) 5.9 billion (Net cash inflow (Y) 9.0 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to increase in short-term investments in the amount of (Y) 5.4 billion and purchases of property, plant and equipment in the amount of (Y) 0.4 billion.
Net cash used in financing activities was (Y) 0.9 billion (Net cash outflow (Y) 0.9 billion in the corresponding period of the previous fiscal year). This amount was primarily attributable to (Y) 0.9 billion dividends paid.

Advantest Corporation (FY2010 Q1)

(3) Prospects for the Upcoming Fiscal Year
Amid expanding global demand for semiconductors used in portable and wireless devices and other consumer electronics, automobiles, and other products, semiconductor manufacturers are proactively implementing capital investment directed towards capacity expansion, process shrinks, and productivity enhancement, leading Advantest to forecast that the overall recovery trend in the company’s business environment will continue.
In this operating environment, Advantest will focus on developing new products optimized for a broad array of cost-sensitive test needs. In July 2010, the company merged with two wholly owned subsidiaries providing manufacturing and maintenance services, implementing a reorganization aimed at improving efficiency. Advantest will continue to strive to enhance revenues and earnings by reinforcing its ability to respond to economic trends and market fluctuations.
For the six months ending September 30, 2010, Advantest forecasts net sales of (Y) 53.0 billion, operating income of (Y) 5.0 billion, income before income taxes and equity in earnings of affiliated company of (Y) 4.9 billion and net income of (Y) 3.1 billion.

2.  Others
(1) Material changes in subsidiaries during this period (changes in scope of consolidation resulting from changes in subsidiaries): None

(2) Use of simplified accounting method and special accounting policy for quarterly consolidated financial statements:
Tax expense is measured using an estimated annual effective tax rate. Advantest makes, at the end of the first quarter, its best estimate of the annual effective tax rate for the full fiscal year and use that rate to provide for income taxes on a current year-to-date basis. The estimated effective tax rate includes the deferred tax effects of expected year-end temporary differences and carryforwards, and the effects of valuation allowances for deferred tax assets.

(3)  Changes in accounting principles, procedures and the presentation of the quarterly consolidated financial statements: None

Advantest Corporation (FY2010 Q1)

3. Consolidated Financial Statements and Other Information

(1) Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	June 30, 2010	March 31, 2010

Current assets:
Cash and cash equivalents	¥84,857	96,439
Short-term investments	15,760	10,498
Trade receivables, net	19,696	15,930
Inventories	19,525	16,590
Other current assets	3,949	4,292

Total current assets	143,787	143,749

Investment securities	7,599	8,077
Property, plant and equipment, net	32,005	32,881
Intangible assets, net	1,440	1,445
Other assets	2,498	2,511

Total assets	¥187,329	188,663

Advantest Corporation (FY2010 Q1)

	Yen (Millions)
Liabilities and Stockholders’ Equity	June 30, 2010	March 31, 2010

Current liabilities:
Trade accounts payable	¥14,028	11,430
Accrued expenses	4,439	4,894
Accrued warranty expenses	2,660	2,802
Other current liabilities	2,387	2,793

Total current liabilities	23,514	21,919

Accrued pension and severance costs	13,778	13,765
Other liabilities	2,572	2,737

Total liabilities	39,864	38,421

Commitments and contingent liabilities

Stockholders’ equity:
Common stock	32,363	32,363
Capital surplus	40,463	40,463
Retained earnings	181,501	181,606
Accumulated other comprehensive income (loss)	(17,530)	(14,859)
Treasury stock	(89,332)	(89,331)

Total stockholders’ equity	147,465	150,242

Total liabilities and stockholders’ equity	¥187,329	188,663

Advantest Corporation (FY2010 Q1)

(2) Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010

Net sales	¥7,613	23,535
Cost of sales	3,361	11,941

Gross profit	4,252	11,594

Research and development expenses	4,411	4,941
Selling, general and administrative expenses	4,358	4,840

Operating income (loss)	(4,517)	1,813

Other income (expense):
Interest and dividend income	240	117
Interest expense	(1)	(1)
Other, net	545	(300)

Total other income (expense)	784	(184)

Income (loss) before income taxes and equity in earnings (loss) of affiliated company	(3,733)	1,629

Income taxes	8	831
Equity in earnings (loss) of affiliated company	(46)	(10)

Net income (loss)	¥(3,787)	788

	Yen
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010

Net income (loss) per share:
Basic	¥(21.19)	4.41
Diluted	(21.19)	4.41

Advantest Corporation (FY2010 Q1)

(3) Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	June 30, 2009	June 30, 2010

Cash flows from operating activities:
Net income (loss)	¥(3,787)	788
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	940	999
Deferred income taxes	(270)	167
Stock option compensation expense	2	—
Changes in assets and liabilities:
Trade receivables	2,119	(4,491)
Inventories	(2,062)	(3,130)
Trade accounts payable	(142)	3,219
Other accounts payable	(5,580)	(121)
Accrued expenses	(1,710)	(376)
Accrued warranty expenses	(178)	(128)
Accrued pension and severance costs	242	111
Other	(795)	102

Net cash used in operating activities	(11,221)	(2,860)

Cash flows from investing activities:
(Increase) decrease in short-term investments	9,515	(5,448)
Proceeds from sale of property, plant and equipment	7	3
Purchases of property, plant and equipment	(472)	(435)
Purchases of intangible assets	(11)	(61)
Other	(77)	7

Net cash provided by (used in) investing activities	8,962	(5,934)

Cash flows from financing activities:
Dividends paid	(853)	(854)
Other	(2)	(1)

Net cash used in financing activities	(855)	(855)

Net effect of exchange rate changes on cash and cash equivalents	(119)	(1,933)

Net change in cash and cash equivalents	(3,233)	(11,582)

Cash and cash equivalents at beginning of period	105,455	96,439

Cash and cash equivalents at end of period	¥102,222	84,857

Advantest Corporation (FY2010 Q1)

(4) Notes on Preconditions to Going Concerns: None

(5) Segment Information

			Yen (Millions)
		Three months ended June 30, 2009
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥4,047	1,356	2,210	－	7,613
Inter-segment sales	4	－	－	(4)	－
Net sales	4,051	1,356	2,210	(4)	7,613
Operating income (loss) before stock option compensation expense	(2,822)	(951)	271	(1,013)	(4,515)
Adjustment:
Stock option compensation expense					2
Operating income (loss)					¥(4,517)

			Yen (Millions)
		Three months ended June 30, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥15,644	4,025	3,866	－	23,535
Inter-segment sales	124	3	－	(127)	－
Net sales	15,768	4,028	3,866	(127)	23,535
Operating income (loss) before stock option compensation expense	2,085	(18)	684	(938)	1,813
Adjustment:
Stock option compensation expense					－
Operating income (loss)					¥1,813

(Notes)
1.
Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

2.	Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

(6) Notes on Significant Changes to Stockholders’ Equity: None